Exhibit 4(a)(iii)

DATED	7 December 2014

(1) BHR Holdings BV

- and -

(2) Constellation Hotels France Grand SA

AGREEMENT

relating to

the sale and purchase of

100% of the shares issued by

Société Des Hotels InterContinental France

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	1

2.	SALE AND PURCHASE OF SHARES	9

3.	CONSIDERATION	9

4.	CONDITIONS	11

5.	PRE-COMPLETION MATTERS	13

6.	COMPLETION	17

7.	PURCHASER WARRANTIES	18

8.	SELLER WARRANTIES	19

9.	TAX	20

10.	SELLER LIMITATIONS	21

11.	SELLER CLAIMS HANDLING	27

12.	POST COMPLETION COVENANTS	30

13.	CONFIDENTIALITY AND ANNOUNCEMENTS	31

14.	GROUP SEPARATION MATTERS	32

15.	EFFECT OF TERMINATION	34

16.	ASSIGNMENT	34

17.	THIRD PARTY RIGHTS	35

18.	COSTS AND EXPENSES	35

19.	PAYMENTS, ETC.	35

20.	FURTHER ASSURANCE	36

21.	ENTIRE AGREEMENT	36

22.	GENERAL	36

23.	NOTICES	37

24.	GOVERNING LAW, ARBITRATION AND LANGUAGE	39

SCHEDULE 1: WARRANTED INFORMATION		40

1.	SOCIÉTÉ NOUVELLE DU GRAND HOTEL	41

2.	GRAND HOTEL INTER-CONTINENTAL PARIS	41

3.	BHR SERVICES (FRANCE)	42

SCHEDULE 2: WARRANTIES		46

1.	THE SELLER	46

2.	THE SHARES	46

3.	THE GROUP COMPANIES	47

4.	INTERESTS IN OTHER COMPANIES, ETC.

5.	CONSTITUTIONAL AND CORPORATE DOCUMENTS	47

6.	INSOLVENCY	47

7.	ACCOUNTS	48

8.	PERIOD SINCE THE ACCOUNTS DATE	48

9.	FUNDING	48

10.	ASSETS	49

11.	LISTED LIABILITIES	49

12.	DEBTORS	49

13.	REAL PROPERTY	49

14.	OCCUPATION OF THE OWNED PROPERTY	51

15.	ENVIRONMENTAL MATTERS	51

16.	INSURANCE	52

17.	IP	52

18.	IT SYSTEMS	53

19.	DATA PROTECTION	53

20.	GUARANTEES, ETC.	53

21.	MATERIAL CONTRACTS	53

22.	LICENCES	54

23.	POWERS OF ATTORNEY	54

24.	EMPLOYEES AND TERMS OF EMPLOYMENT	54

25.	COLLECTIVE AGREEMENTS, ETC.	55

26.	EMPLOYMENT DISPUTES	55

27.	PENSION BENEFITS	55

28.	COMPLIANCE WITH LAWS	55

29.	LITIGATION	55

30.	TAX RETURN AND PAYMENTS	56

SCHEDULE 3: DISCLOSURES		57

SCHEDULE 4: COMPLETION OBLIGATIONS		75

1.	PAYMENT OBLIGATIONS OF THE SELLER GROUP	75

2.	DOCUMENTS	75

3.	OTHER OBLIGATIONS	75

1.	PAYMENT OF THE CONSIDERATION	76

2.	DOCUMENTS	76

SCHEDULE 5: COMPLETION STATEMENTS		77

1.	CONTENTS	77

2.	BASES OF PREPARATION	77

3.	SUBMISSION OF DRAFT COMPLETION STATEMENTS	77

4.	AGREEMENT OR DETERMINATION OF DRAFT COMPLETION STATEMENTS	77

5.	RECORDS, ETC.	78

1.	APPOINTMENT OF EXPERT	79

2.	PROCEDURE	79

3.	DETERMINATION OF EXPERT	80

1.	PAYMENTS MADE ON COMPLETION	84

2.	NO DOUBLE COUNTING	84

3.	TAX	84

SCHEDULE 6: REORGANISATION		85

THIS AGREEMENT is made on 7 December 2014,

BETWEEN:

(1)	BHR Holdings BV, a company incorporated in the Netherlands with number 33220835 which has its registered office at Amsterdam, the Netherlands (“Seller”), duly represented by Mrs Daisy Llewellyn; and

(2)	Constellation Hotels France Grand SA, a company incorporated in Luxembourg with number B 190364 which has its registered office at 15, boulevard Roosevelt, L- 2450 Luxembourg (“Purchaser”), duly represented by .

BACKGROUND:

A.	Société Des Hotels InterContinental France (the “Company”) is a société par actions simplifiée incorporated in France. Further information relating to the Company and its Subsidiaries is set out in parts 1 and 2 of schedule 1.

B.	Constellation Hotels Holding Limited, a company incorporated in Luxembourg, which has its registered office at 15, Boulevard Roosevelt, L-2450 Luxembourg, Luxembourg (“Constellations”) sent on 7 August 2014 an irrevocable offer to the Seller under which it undertook, upon satisfaction of certain conditions, to acquire 100% of the Shares owned by the Seller. On the same day, Constellations, the Seller and the Escrow Agent have entered into an “escrow convention” pursuant to which Constellations has deposited the amount of € 20,000,000 (twenty million euros) on an escrow account guaranteeing the enforcement by Constellations of its obligations under the above referred firm offer (the “Deposit”). For the purpose of the acquisition of the Shares, Constellations has transferred its rights and obligations to the Purchaser under the firm offer and the escrow convention.

C.	The Seller owns 100% of the Shares. The Seller has agreed to sell and the Purchaser has agreed to purchase the Shares on the terms set out in this agreement.

D.	Prior to the execution of this agreement, each of the Seller and the Purchaser has complied with the applicable employee information/consultation obligations.

IT IS AGREED:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this agreement:

“Accounts” means the financial statements of each Group Company in their final form as at and for the financial year ended on the Accounts Date, comprising its balance sheet, profit and loss account and other statements and all attached notes and reports and drawn up in accordance with the French generally accepted accounting principles;

“Accounts Relief” means a Relief which is treated as an asset taken into account in the Completion Statements and/or has been taken into account for the calculation of the Consideration and/or the Working Capital, or is taken into account in computing (and so reducing or eliminating) any provision for Tax which appears, or which but for the presumed availability of the Relief would have appeared, in the Completion Statements;

“Accounts Date” means the last day of the fiscal year ended before the year during which this agreement is signed;

“Acquisition” means the proposed acquisition of the Shares by the Purchaser on the terms of this agreement;

“Acquisition Documents” means this agreement (including its schedules), the Agreed Form documents and any other documents to be delivered on Completion;

“Actual Tax Liability” means any liability of a Group Company to make a payment of or increased payment of Tax whether or not such Tax is also or alternatively chargeable against or attributable to any other person;

“Affiliate”, in relation to a company, means any other company directly or indirectly controlling, controlled by or under common control with such company, and “control” for these purposes means (a) holding the majority of the voting rights or share capital of such company or (b) otherwise having the power to direct the management and policies of such company;

“Agreed Form”, in relation to a document, means the form approved and for identification purposes initialled by (or on behalf of) the Seller and the Purchaser;

“Authority” means any supra-national, national or sub-national authority, commission, department, agency, regulator, regulatory body, court, tribunal or arbitrator;

“Business” means the business of owning and operating the hotel known as ‘InterContinental Paris - Le Grand’ at the Property;

“Business Day” (other than in clause 23 (Notices)) means any day other than a Saturday or Sunday on which commercial banks are open for general business in London and Paris;

“Cash” means the aggregate amount of cash (including cash in hand, in transit and at bank, together with accrued interest) and cash equivalents (including liquid or easily realisable stocks, shares, bonds, treasury bills and other similar securities) held by or on behalf of all Group Companies, and as such sum shall be calculated as at close of business on the Completion Date derived from the books and records of the Group Companies, as stated in the Completion Statements, in all cases excluding the amounts taken into consideration in the Intra-Group Debt (i.e. corresponding to the sum of the items identified in part 3 of schedule 5, and as such sum shall be calculated as at close of business on the Completion Date as stated in the Completion Statements);

“Claim” means any claim against the Seller in relation to this agreement;

“Completion” means completion of the sale and purchase of the Shares in accordance with this agreement;

“Completion Date” means the 10th Business Day after the date on which the Conditions have been satisfied, or such other date as may be agreed in writing between the Seller and the Purchaser;

“Completion Payment” has the meaning given in clause 3.3;

“Completion Statements” means the statements to be prepared and agreed or determined in accordance with schedule 5;

“Conditions” means the conditions set out in clause 4.1, and “Condition” means any one of them;

“Consideration” means the consideration for the Shares set out in clause 3.1;

“Construction Documents” means contracts entered into by the Seller or any member of the Seller Group relating to the design, management or construction of any building or refurbishment works at the Property;

“Control” means having the ability, whether directly or indirectly, whether through exercise or non-exercise of any voting power in a general meeting, or whether by agreement or otherwise, to direct decisively the business affairs of a company;

“Damages” has the meaning given in clause 8.2;

“Debt” means the aggregate amount (expressed as a positive number) of (i) all long term debt of the Group Companies (other than between Group Companies) and (ii) the Intra-Group Debt corresponding to the sum of the items identified in part 3 of schedule 5, and as such sum shall be calculated as at close of business on the Completion Date as stated in the Completion Statements;

“Defendant Claim” means any actual or potential demand, claim or action by a third party against the Purchaser Group which has given or is likely to give rise to a Warranty Claim;

“Deposit” has the meaning given in the recitals;

“Determination Date” has the meaning given in clause 5.7.1.1;

“Disclosed Information” means the information fairly disclosed in the Disclosure Schedule and the Due Diligence Information;

“Disclosure Schedule” means schedule 3;

“Dispute” means any dispute or claim arising out of or in connection with this agreement, its subject matter or formation (including any non-contractual dispute or claim);

“Due Diligence Information” means the reports, information and documents contained in the electronic data room maintained by Merrill Datasite in relation to the Group Companies and their respective businesses and assets as listed in the index in the Agreed Form (a download of which has, for evidential purposes, been delivered to the Purchaser on CD-ROM immediately before the signing of this agreement), and the information contained in the Q&A feature of the data room;

“ECMR” has the meaning given in clause 4.1.1;

“Encumbrance” means any mortgage, charge, pledge, lien, option, restriction, assignment, right to acquire, right of pre-emption or any other form of right, interest, preference, security or encumbrance of any nature in favour of a third party or any agreement, arrangement or obligation to create any of them;

“Escrow Agent” means Société Générale;

“Estimated Cash”, “Estimated Debt” and “Estimated Working Capital” each have the meaning given in clause 3.2;

“Excepted Contracts” means contracts and arrangements that (i) expire prior to Completion or (ii) are terminated prior to Completion at the Seller’s cost and expense;

“Exit Agreement” has the meaning given in clause 14.4;

“French Competition Authority” has the meaning given in clause 4.1.2;

“Group Companies” means the Company and the Subsidiaries, and “Group Company” means any of them;

“Interest Rate” means the three months’ EURIBOR + 700 bps, calculated on the basis of the actual number of days elapsed from the date on which is payment is due to the date of the actual payment over a 360 day annual period;

“Intra-Group Debt” means:

•	the aggregate amount owed by the Group Companies to the Seller Group; less

•	the aggregate amount owed by the Seller Group to the Group Companies,

excluding in each case any amounts owed in respect of ordinary course of trading necessary for the continuation of the Business or intra-group services, as at close of business on the Completion Date as stated in the Completion Statements;

“IP” means:

•	patents, rights in inventions, know-how, show-how and trade secrets, copyright and related rights, moral rights, registered designs, design rights, database rights, semiconductor topography rights, trademarks and service marks, trade names, business names, brand names, get-up, logos, domain names and URLs, rights in unfair competition, goodwill and rights to sue for passing-off and any other intellectual property rights (in each case, whether or not registered, and including all applications to register and rights to apply to register any of them, and all rights to sue for any past or present infringement of them); and

•	all rights or forms of protection having equivalent or similar effect in any jurisdiction;

“Key Warranties” means the Warranties in paragraphs 1 (The Seller), 2 (The Shares), and 3 (The Group Companies) of schedule 2;

“Leased Property” means the buildings leased by any Group Company as tenant as detailed in part 4 of schedule 1;

“Listed Liabilities” means: (i) all amounts owing or accrued due by or liabilities of the Group Companies (other than in relation to ownership or occupation of the Property) to the extent referable to the period prior to Completion including liabilities in respect of bank borrowing or any other indebtedness in the nature of borrowing; (ii) any and all liabilities arising in respect of any claims brought against the Group Companies in relation to belongings of guests of the hotel located in the Property which the claimant claims were checked in any safe deposit box of this hotel (excluding hotel room safe deposit boxes) at Completion to the extent such claims are not insured; and (iii) all amounts owing or accrued due by or liabilities of the Seller or a member of the Seller Group in connection with the Construction Documents (other than in relation to ownership or occupation of the Property) to the extent referable to the period prior to Completion (including amounts due under any final account or final statement issued following Completion which are attributable to amounts due for works undertaken prior to Completion), but in each case (a) only to the extent such liabilities have not been taken into account in calculating the Completion Statements and (b) explicitly excluding any Tax due in relation to such Listed Liabilities;

“Longstop Time” means 6pm CET on 31 July 2015, or such other time and date as may be agreed in writing between the Seller and the Purchaser;

“MAE Claim Notice” has the meaning given in clause 5.6;

“MAE Expert” has the meaning given in clause 5.6.2;

“Management Agreement” means the Hotel Management Agreement for InterContinental Paris Le Grand Hotel between members of the Group Companies and the Seller Group;

“Management Agreement Suite” means the Management Agreement and the following agreements, each in the Agreed Form, to be entered into on Completion between members of the Seller Group and the Purchaser and/or the Group Companies pursuant to the Management Agreement:

•	the Holidex Agreement;

•	the ECS Agreement;

•	the Accounting Services Agreement; and

•	the Non-disturbance Agreement,

in each case as defined in the Management Agreement as well as attached thereto;

“Material Adverse Effect” means (i) the destruction, closure or other inability to use guest rooms or other material facilities at the Property, other than through routine maintenance or planned works, which together result in: (a) 75% of the guest rooms of the Property being destroyed or reasonably likely to be closed or unable to be used for a period not less than 22 Business Days between the signing of this agreement and Completion; (b) 50% of the guest rooms of the Property being destroyed or reasonably likely to be closed or unable to be used for a period not less than 65 Business Days between the signing of this agreement and Completion; or (ii) any act, event or circumstance that has a negative effect on the ownership of the Property such that the value of the Property is reduced by 10% or more of the Consideration, in each case that arises after the date of signing this agreement and will continue until immediately prior to Completion but excluding in each case any such material adverse effect resulting from:

•	changes in stock markets, interest rates, exchange rates, commodity prices or other general economic conditions;

•	changes in conditions generally affecting the hotel industry;

•	changes in laws, regulations or accounting practices;

•	an act of terrorism;

•	matters disclosed in the Disclosed Information; or

•	the transactions contemplated by this agreement or the change of control resulting from those transactions.

“Material Contract” has the meaning given in clause 5.2.8;

“Member” has the meaning given in clause 14.4;

“Merger Conditions” has the meaning given in clause 4.2;

“Owned Property” means the co-ownership lots owned by any Group Company as detailed in part 3 of schedule 1;

“Payment Account” has the meaning given in clause 19.1;

“Pension Schemes” means the pension plans applicable to the Group Companies’ employees and disclosed at Disclosure Schedule;

“Post Completion Relief” means a Relief to the extent that it arises by reference to an event occurring, or deemed for any Tax purpose to occur, after Completion or in respect of a period commencing (or part of a period falling) after Completion (but excluding any Relief to the extent that it was available before Completion and/or to the extent that it is treated as an asset in the calculation of, or is taken in to account in computing, the Completion Statements;

“Property” means together the Owned Property and the Leased Property;

“Purchaser Group” means each or any of (a) the Purchaser and any Affiliate of the Purchaser for the time being, and (b) with effect from Completion, each Group Company (and any reference to “member of the Purchaser Group” or, in the case of any member of the Purchaser Group, to “its group” shall be construed accordingly);

“Recognised Investment Exchange” means any recognised investment exchange (as such term is defined in s285 Financial Services and Markets Act 2000, as amended) or an investment exchange that has been recognised by the UK Financial Services Authority as a designated investment exchange;

“Recovery Claim” means any right which the Purchaser Group has, or becomes entitled to, (including under any insurance policy or by way of payment, set-off, claim or otherwise) to recover any monies from a third party in relation to anything that has given or is likely to give rise to a Warranty Claim or another Claim;

“Referral Date” has the meaning given in clause 5.6.2;

“Relevant Accounting Period(s)” has the meaning given in clause 9.1;

“Relief” means any loss, relief, allowance, credit, deduction, exemption or set-off in each case in respect of Tax or the computation of income, profits or gains for the purpose of any Tax and any right to repayment of Tax;

“Reorganisation” means each of the actions regarding the reorganisation of the Group Companies listed in schedule 6;

“Request” has the meaning given in clause 11.3.2;

“Seller Group” means each or any of the Seller and any Affiliate of the Seller for the time being, excluding each Group Company (and any reference to “member of the Seller Group” or, in the case of any member of the Seller Group, to “its group” shall be construed accordingly);

“Service Document” means a claim form, summons, order, judgment or other process relating to or in connection with any proceeding, suit or action arising out of or in connection with this agreement;

“Shares” means the 14,319,044 shares representing 100% of the share capital and the voting rights of the Company;

“Subsidiaries” means those companies detailed in part 2 of schedule 1, and “Subsidiary” means any of them;

“Target Working Capital” means the amount of € 0 (nil);

“Tax” means any form of taxation and duty, impost, reassessment or tariff in each case in the nature of taxation, whether chargeable directly or primarily against or attributable directly or primarily to the Group Companies or any other person, and including any social security and payroll taxes as well as including all interest and penalties thereon (save to the extent such penalties or interest are attributable to unreasonable delay by the Purchaser or by any member of the Purchaser Group after Completion), but excluding the local taxes (impôts locaux), property rates and all other similar rates and charges and other local (including for the avoidance of doubt regional) authority rates or charges;

“Tax Authority” means any Authority competent to impose, assess, collect or administer any Tax;

“Tax Computations” has the meaning given in clause 9.1;

“Tax Group” has the meaning given in clause 14.4;

“Tax Warranties” means the Warranties in paragraph 30 (Tax return and payments) of schedule 2;

“VAT” means value added tax or any equivalent Tax on the supply of goods and services in any jurisdiction;

“Warranties” means the warranties given by the Seller in clause 8.1 and schedule 2;

“Warranty Claim” means any Claim in relation to any Warranty; and

“Working Capital” means:

(a)	current assets (including these items listed under ‘Current Assets’ part 3 of schedule 5); less

(b)	current liabilities (including these items listed under ‘Current Liabilities’ in items identified in part 3 of schedule 5),

as at close of business on the Completion Date as stated in the Completion Statements, but in all cases excluding the amounts taken into consideration for the calculation of Cash and Debt.

1.2	In this agreement (unless the context requires otherwise):

1.2.1	“€” and “euro” means the currency of any Member State of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union; and

1.2.2	“including”, “includes” or “in particular” means including, includes or in particular without limitation.

1.3	In this agreement (unless the context requires otherwise), any reference to:

1.3.1	any gender includes all genders, and the singular includes the plural (and vice versa);

1.3.2	a company includes any company, corporation or body corporate, or any other entity having a separate legal personality; and a person includes an individual, company, partnership, unincorporated association or Authority (whether or not having a separate legal personality);

1.3.3	any time of day or date is to that time or date in Paris;

1.3.4	a day shall be a period of 24 hours running from midnight to midnight, and days shall be to calendar days unless Business Days are specified;

1.3.5	a month or a year shall be to a calendar month or a calendar year respectively;

1.3.6	legislation or a legislative provision includes reference to the legislation or legislative provision as amended or re-enacted, any legislation or legislative provision which it amends or re-enacts and any legislation made under or implementing it, in each case for the time being in force (whether before, on or after the date of this agreement);

1.3.7	any French legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than France, be deemed to include the specific term stated in the language of such other jurisdiction immediately after it or, if no such term is stated, what most nearly approximates to such French term in such other jurisdiction; and any reference to any specific French law shall be deemed to include any equivalent or similar law in any other jurisdiction; and

1.3.8	writing or written includes any method of representing or reproducing words in a legible form.

1.4	For the purposes of applying a reference to a monetary sum expressed in euros in:

1.4.1	clause 5.1 (Restrictions on Group Companies);

1.4.2	any Warranty; or

1.4.3	clause 10 (Seller limitations),

an amount in a different currency shall be deemed to be an amount in euros converted at the closing mid-point spot rate for a transaction between the relevant currency and euros as quoted by the French Central Bank as at the close of business on the Business Day immediately preceding the date of this agreement.

1.5	Unless the context requires otherwise, any reference in this agreement to a clause or, schedule, is to a clause of or schedule to this agreement, any reference to a part or paragraph is to a part or paragraph of a schedule to this agreement, any reference within a schedule to a part is to a part of that schedule, and any reference within a part of a schedule to a paragraph is to a paragraph of that part of that schedule.

1.6	This agreement incorporates the schedules to it.

1.7	The contents list, headings and any descriptive notes are for ease of reference only and shall not affect the construction or interpretation of this agreement.

2.	SALE AND PURCHASE OF SHARES

2.1	Subject to the terms of this agreement, the Seller shall sell and the Purchaser shall purchase the Shares on and with effect from Completion.

2.2	The Shares shall be sold free from all Encumbrances and together with all rights of any nature attached or accruing to them on or after Completion (including the right to receive all dividends and distributions declared, paid or made by the Company on or after the Completion Date).

3.	CONSIDERATION

3.1	Total purchase price

The consideration for the sale of the Shares shall be the sum of (“Consideration”), which is and shall be payable to the Seller as follows:

3.1.1	the Deposit;

3.1.2	plus € 310,000,000 (three hundred ten million euros), being the balance of the € 330,000,000 (three hundred thirty million euros) less the Deposit, on Completion;

3.1.3	less the amount of the interest referred to in clause 3.5;

3.1.4	plus the Cash;

3.1.5	less the Debt; and

3.1.6	plus the excess in the Working Capital above the Target Working Capital or less the amount of any shortfall in the Working Capital below the Target Working Capital, as the case may be,

on close of Business Day on Completion (for the avoidance of doubt an example of the calculation of the Consideration based on the Accounts is attached hereto as part 3 of schedule 5).

in each case in cash by electronic transfer for same day value to the Seller’s Payment Account.

3.1.7	Any dispute regarding the calculation of Cash, Debt and Working Capital shall be dealt in accordance with in part 1 of schedule 5.

3.2	Notification of estimates

The Seller shall notify the Purchaser of the Seller’s estimates in good faith of the Cash, the Debt and the Working Capital (“Estimated Cash”, “Estimated Debt” and “Estimated Working Capital” respectively) by providing a statement substantially in the form set out in part 3 of schedule 5 as close as reasonably practicable to, but no later than two Business Days before, the Completion Date.

3.3	Payment on account of Consideration

The Purchaser shall pay to the Seller on Completion the sum of (“Completion Payment”):

3.3.1	the amount referred to in clause 3.1.2,

3.3.2	plus the Estimated Cash,

3.3.3	less the Estimated Debt,

3.3.4	less the amount of the interest referred to in clause 3.5;

3.3.5	plus the amount of any excess in the Estimated Working Capital above the Target Working Capital or less the amount of any shortfall in the Estimated Working Capital below the Target Working Capital, as the case may be.

3.4	Adjusting payment

Within ten Business Days of the agreement or determination of the Completion Statements in accordance with schedule 5:

3.4.1	if the Consideration less the Deposit exceeds the Completion Payment, the Purchaser shall pay the difference to the Seller; or

3.4.2	if the Consideration less the Deposit is less than the Completion Payment, the Seller shall repay the difference to the Purchaser.

3.5	Interest on Deposit

3.5.1	The Escrow Agent shall place the Deposit on interest bearing deposit until the Completion Date.

3.5.2	Any interest received on the Deposit prior to the Completion Date shall be deducted from the Completion Payment, but shall otherwise be dealt with in accordance with clause 3.6.

3.6	Repayment of Deposit

Without prejudice to the provisions of clauses 3.1.1 and 5.3.3:

3.6.1	in the event that Completion does not occur by the Longstop Time or this agreement is terminated pursuant to clauses 5.5 or 6.3.3, in each case other than as a result of a material breach by the Purchaser of its obligations under part 2 of schedule 4, the Deposit, along with any interest which has accrued thereon, shall forthwith be repaid to the Purchaser; and

3.6.2	in the event that Completion does not occur by the Longstop Time or this agreement is terminated pursuant to clauses 5.5 or 6.3.3 in each case as a result of a material breach by the Purchaser of its obligations under part 2 of schedule 4, the Deposit, along with any interest which has accrued thereon, shall be forfeited to the Seller (the sum forfeited being exclusive of VAT, if any).

4.	CONDITIONS

4.1	Conditions

Completion is conditional on the following conditions being satisfied by the Longstop Time:

4.1.1	the European Commission issuing a decision under the EC Merger Regulation (Council Regulation No 139/2004) (“ECMR”) declaring the Acquisition compatible with the common market, or being deemed to have done so, without the European Commission: (a) initiating phase II proceedings under Article 6(1)(c) of the ECMR; (b) attaching any conditions or obligations (other than those that require undertakings within the scope of clause 4.2.2.5 or that are otherwise acceptable to the Purchaser (acting reasonably)); or (c) referring, or being deemed to have referred, the Acquisition or any part of it to another competent authority under Article 9 of the ECMR; or

4.1.2	in case of a referral of the Acquisition by the European Commission to the French Competition Authority (Autorité de la Concurrence) (“French Competition Authority”), the French Competition Authority having approved the Acquisition, either tacitly on expiry of the applicable waiting period following receipt of the relevant filing or by explicit approval, without attaching any conditions or obligations (other than those that require undertakings within the scope of clause 4.2.2.5 or that are otherwise acceptable to the Purchaser (acting reasonably)); and

4.1.3	completion of the each of the individual transactions of the Reorganisation.

4.2	Satisfying the Merger Conditions

4.2.1	The Purchaser and the Seller shall use all reasonable endeavours to procure that either one or the other of the Conditions set out in clauses 4.1.1 and 4.1.2 (together the “Merger Conditions”) is satisfied as soon as reasonably practicable and, in any event, by the Longstop Time. In particular:

4.2.1.1	the Purchaser and the Seller shall prepare and submit the necessary joint filing to the European Commission or the French Competition Authority, as soon as practicable after the date of this agreement, it being agreed that the Parties will proceed with a pre-notification to the European Commission before the official joint filing with the same authority;

4.2.1.2	The Purchaser shall give the Seller and its legal advisers reasonable notice of and the opportunity to participate in all meetings and significant telephone calls with the European Commission or the French Competition Authority, as the case may be, unless prohibited by it; and

4.2.2	Each of the Purchaser and the Seller shall:

4.2.2.1	promptly provide to the other all information available to it that is necessary or desirable for the preparation of any filings or submissions to, or responses to requests for information from, the European Commission or the French Competition Authority, as the case may be;

4.2.2.2	provide the other with a reasonable opportunity to comment on the drafts of all such filings, submissions and responses and take account of all reasonable comments received;

4.2.2.3	promptly submit any submissions and responses to information requests to the European Commission or the French Competition Authority and provide a copy to the other; and

4.2.2.4	not, and shall procure that its group shall not, enter into any arrangement which is likely to prejudicially affect or significantly delay satisfaction of either one or the other of the Merger Conditions.

4.2.2.5	offer and give to the European Commission or the French Competition Authority, as the case may be, any undertakings reasonably necessary to obtain its approval to the Acquisition (e.g. no significant cash adverse effect or material adverse effect).

Nothing in this clause 4.2.2 shall oblige the Seller or the Purchaser to provide to the other any of its own or its group’s confidential business information, but such information must instead be provided to the other’s external lawyers on a confidential lawyer to lawyer basis.

4.3	Satisfying the Reorganisation Condition

The Seller shall use all reasonable endeavours to procure that the Condition in clause 4.1.3 is satisfied as soon as reasonably practicable and, in any event, by the Longstop Time.

4.4	Notification obligations

Each of the Purchaser and the Seller shall keep the other informed as to its progress in satisfying the Conditions, and notify the other immediately when:

4.4.1	any Condition is satisfied (with copies of appropriate evidence of satisfaction); and

4.4.2	it becomes aware of any matter which is likely to prevent any Condition being satisfied by the Longstop Time.

5.	PRE-COMPLETION MATTERS

5.1	Operation of Group Companies

Pending Completion, the Seller shall procure that each Group Company shall (subject to clause 5.3):

5.1.1	continue to operate in the ordinary course of business consistent with past practice in accordance with all applicable laws;

5.1.2	send weekly revenue reports of the financial performance of the Group Companies in writing to the Purchaser; and

5.1.3	maintain and comply in all material respects with all licenses, registrations, concessions, permits, notifications and consents which are required for it to conduct the Business in the manner in which it currently does so.

5.2	Restrictions on Group Companies

Pending Completion, the Seller shall procure that (subject to clause 5.3 and to the extent permitted by applicable competition laws) no Group Company shall or shall agree to (whether conditionally or not):

5.2.1	change its issued share capital in any way (including the creation of new shares, the redemption or repurchase of shares or any reduction of capital) or grant any option or right to subscribe for any shares or other securities convertible into shares;

5.2.2	change any rights attached to any of its shares;

5.2.3	declare, pay or make any dividend or other distribution or capitalise any reserves;

5.2.4	change its articles of association (statuts);

5.2.5	change its auditors, the date to which its annual accounts are prepared or its accounting principles, procedures or practices;

5.2.6	enter into, amend or terminate any material agreement or arrangement with the Seller Group (other than in the ordinary course of business and except as otherwise referred to in this agreement or in the Management Agreement Suite);

5.2.7	enter into, materially amend or terminate any joint venture or partnership arrangement;

5.2.8	without the Purchaser’s prior written consent in accordance with clause 5.4, enter into, renew, extend, materially amend, waive any default under, or terminate any contract, financial agreement, bank facility or arrangement that:

5.2.8.1	involves expenditure or liabilities in excess of € 100,000;

5.2.8.2	has a notice period for termination exceeding six months; or

5.2.8.3	is long-term, being for concluded for a period exceeding three years,

with the exception of the following types of contract or arrangement which do not require consent: contracts and arrangements that relate to (i) the employment of an officer or employee of any Group company whose annual salary before Tax (excluding any benefits) is in excess € 100,000, (ii) utilities, or (iii) revenue generating contracts, such as banquets, corporate rate, tour operator, events or conferences,

(“Material Contract”); or

5.2.9	make any material changes to the terms and conditions of employment (including remuneration and benefits) of any of its officers or employees other than salary increases in the ordinary course of business not exceeding 15 per cent and other than what is provided for in the operating or capital budget.

Furthermore, in the event that the finalisation of the Operating Budget for fiscal year 2015 (as this term is defined under the Hotel Management Agreement) shall occur before Completion, the Seller shall submit to Buyer the draft of such Operating Budget for approval before finalizing it.

5.3	Permitted actions

The clauses 5.1 and 5.2 shall not restrict or prevent a Group Company from doing anything:

5.3.1	required, necessary or otherwise helpful to perform for the purpose of the Reorganisation

5.3.2	to enter into, renew, materially amend, waive any default under or terminate any Excepted Contract;

5.3.3	required by, or to give effect to, any Acquisition Document;

5.3.4	required by, or to give effect to, any Management Agreement Suite;

5.3.5	with the Purchaser’s prior written consent (not to be unreasonably withheld or delayed);

5.3.6	which is in the Business’ operating or capital budget as set out in the Due Diligence Information (with reference B);

5.3.7	to comply with any newly applicable law;

5.3.8	to comply with its existing contractual obligations to the extent set out in the Disclosed Information; or

5.3.9	that is a reasonable response to an emergency or disaster to minimise any adverse effect on it, provided that the Purchaser is notified of any action taken as soon as reasonably practicable.

5.4	Material Contracts

The Seller shall deliver to the Purchaser written notice of any proposed action as set out in clause 5.2.8, which notice shall contain the material information regarding the Material

Contract(s) that the Seller believes is reasonably necessary to enable the Purchaser to make informed decisions with respect to the advisability of the proposed action. The Purchaser’s consent shall not be unreasonably withheld, conditioned or delayed. If no response by the Purchaser is received within five (5) Business Days after the Purchaser’s receipt of such written notice, the Purchaser will be served a second notice. If no response is received within forty eight (48) hours after service of such second notice, consent shall be deemed to have been granted. The Purchaser’s consent shall be deemed to have been granted if given by either Fady Bakhos or Mr Zaki El Guiziri.

For the avoidance of doubt, it is reminded between the Parties that the following contracts have already been approved by the Purchaser and therefore do not need any further authorizations under this clause 5 for their execution between the date of signing of this agreement and Completion Date: (i) Public Areas and Back of House Cleaning Services Contract with Hôtelière de Ménage, (ii) Minibar Rental Agreement with Bartech, (iii) Laundry Services Agreement with Elis Poulard, (iv) Facility Management Services Agreement with Cofely, and (v) Renewal of lease with Relais H shop on reduced rent.

5.5	Pre-completion termination

Without prejudice to clause 3.6,

5.5.1	this agreement shall terminate automatically at the Longstop Time if any Condition set forth in (i) clauses 4.1.1 and/or (ii) in clause 4.1.2 has not then been satisfied;

5.5.2	subject to the provisions of clause 5.7, each of the Seller and the Purchaser may terminate this agreement by notice in writing to the Purchaser or the Seller, as the case may be, at any time prior to Completion if a Material Adverse Effect occurs; and

5.5.3	the Seller may terminate this agreement by notice in writing to the Purchaser, at any time prior to Completion if (i) the Purchaser breaches the obligation not to assign as referred to in clause 16.1, or if (ii) Constellation no longer owns, directly or indirectly, 100% of the shares issued by the Purchaser.

5.6	If either the Seller or the Purchaser reasonably believes that a Material Adverse Effect has occurred, such party shall give written notice to the other party (a “MAE Claim Notice”), following which:

5.6.1	within 2 Business Days after the date of service of the MAE Claim Notice, the Seller and the Purchaser shall discuss in good faith and use reasonable endeavours to resolve whether a Material Adverse Effect has occurred;

5.6.2	if the Seller and the Purchaser fail to resolve whether a Material Adverse Effect has occurred within 10 Business Days of service of the MAE Claim Notice (the “Referral Date”), the dispute shall be referred to an independent expert (the “MAE Expert”) to be appointed by the Seller and the Purchaser to determine whether or not a Material Adverse Effect has occurred (who shall be instructed to deliver his determination within ten (10) Business Days of his appointment);

5.6.3	if the Purchaser and the Seller cannot agree on the identity of a MAE Expert within five Business Days of the Referral Date, on the request of either the Purchaser or the Seller the MAE Expert shall be nominated by the President of the Tribunal of Commerce of Paris via “référé” proceedings at the request of the most diligent party (who shall be instructed to deliver his determination within ten (10) Business Days of his appointment);

5.6.4	the MAE Expert shall:

5.6.4.1	conduct and deliver his determination in the English language;

5.6.4.2	be entitled to obtain such independent legal or other professional advice as he may reasonably require in making his determination;

5.6.4.3	determine the procedure to be followed in making his determination;

5.6.4.4	determine on the basis of all information, documents and materials before him; and

5.6.4.5	notify the Purchaser and the Seller of his determination in writing (without reasons) as soon as practicable.

5.6.5	In making its determination, the MAE Expert shall act pursuant to the provisions of article 1592 of the French Civil Code as expert and its decision as to any matter referred to it for determination shall, in the absence of manifest error, be final and binding in all respects on the Purchaser and the Seller and shall not be subject to question on any ground whatsoever.

5.6.6	The MAE Expert’s fees and expenses (including the costs of his nomination and any fees and expenses of any professional advisers appointed by him) shall be borne as determined by the Expert (having regard to the merits of the parties’ submissions), failing which, borne equally by the Purchaser and the Seller.

5.7	In the event that on or by the Completion Date a MAE Claim Notice has been served by the Seller or the Purchaser, as the case may be, pursuant to clause 5.6 and the occurrence of such Material Adverse Effect has not been resolved by agreement between the Seller and the Purchaser or by determination by the MAE Expert:

5.7.1	the Completion Date shall be deferred to:

5.7.1.1	the first day of the calendar month following the calendar month in which either the Seller and the Purchaser agree or the MAE Expert determines (in accordance with the provisions of clause 5.6) that a Material Adverse Effect has not occurred (the “Determination Date”), if there are five or more Business Days between the Determination Date and the first day of the calendar month following the calendar month in which the Determination Date occurs; or

5.7.1.2	the first day of the second calendar month following the calendar month in which the Determination Date occurs, if there are less than five Business Days between the Determination Date and the last day of the calendar month in which the Determination Date occurs; or

5.7.2	if, subsequently, the Purchaser and the Seller agree or the MAE Expert determines (in accordance with the provisions of clause 5.6) that a Material Adverse Effect has occurred, the party serving the MAE Claim Notice may (i), with immediate effect by notice in writing to the other party, terminate this agreement in accordance with clause 5.5.2, or (ii) continue to Completion, in which case the date of Completion shall be deferred in the manner set out in clause 5.7.1.

5.8	If a Material Adverse Effect occurs and the Seller or the Purchaser, as the case may be, elects to terminate this agreement pursuant to clause 5.5.2, the facts, matters and circumstances giving rise thereto and the termination resulting therefrom shall not give rise to any right to damages or compensation.

5.9	Additional actions before Completion

5.9.1	Before Completion the Seller will have a lease entered into for the letting by BHR Services (France) of the non-retail premises of the co-ownership lot n°11 consisting of the basement for technical equipment of the Property and the mezzanine floor for hotel office premises to SNGH and Grand Hotel as locataire-gérant at market rent and conditions under a commercial lease which will have to be submitted to the Buyer for its prior approval.

5.9.2	The Seller shall use its best efforts for BHR Services (France) to carry out a legal division of the co-ownership lot n°11 in order to separate the retail units to become one co-ownership lot from the premises occupied by the Group to become a separate co-ownership lot. The Seller shall continue to cooperate with the Buyer after Completion if this division is not effective prior to Completion.

6.	COMPLETION

6.1	Completion arrangements

Completion of the sale and purchase of the Shares shall take place at the office of the Purchaser’s lawyers (or at such other place as may be agreed in writing between the Purchaser and the Seller) on the Completion Date.

6.2	Completion actions

On Completion:

6.2.1	the Seller shall:

6.2.1.1	deliver, or procure the delivery of, the documents set out in part 1 of schedule 4 to the Purchaser; and

6.2.1.2	comply, or procure compliance, with the obligations set out in that part; and

6.2.2	the Purchaser shall:

6.2.2.1	deliver, or procure the delivery of, the documents set out in part 2 of schedule 4 to the Seller; and

6.2.2.2	comply, or procure compliance, with the obligations set out in that part.

6.3	Non-compliance

If, on the Completion Date, any party does not comply with its obligations under clause 6.2 in any material respect, then the Seller (in the case of the Purchaser’s non-compliance) or the Purchaser (in the case of the Seller’s non-compliance) may by notice to the other:

6.3.1	proceed to Completion to the extent reasonably practicable;

6.3.2	postpone Completion to another date not less than two nor more than 10 Business Days after the Completion Date (so that the provisions of this clause 6 (other than this clause 6.3.2) shall apply as if that later date is the Completion Date); or

6.3.3	subject to Completion having first been postponed in accordance with clause 6.3.2, terminate this agreement.

7.	PURCHASER WARRANTIES

7.1	Purchaser warranties

The Purchaser warrants to the Seller that the following statements are true and accurate as at the date of this agreement, and will be true and accurate immediately before Completion:

7.1.1	it is validly existing and is a company duly incorporated and registered under the law of its jurisdiction of incorporation;

7.1.2	it has the legal right, full power and authority and all necessary consents and authorisations to enter into and perform its obligations under this agreement and each other Acquisition Document to which it is or will be party;

7.1.3	this agreement and each other Acquisition Document to which it is or will be party constitutes, or will when executed constitute, legal, valid and binding obligations on it and will be enforceable in accordance with their respective terms;

7.1.4	the entry into and performance of its obligations under this agreement and each other Acquisition Document will not:

7.1.4.1	conflict with or breach any provision of its constitutional documents;

7.1.4.2	breach any agreement or instrument to which it is a party or by which it is bound;

7.1.4.3	conflict with or breach any applicable law or any requirement of any Authority to which it is subject or submits; or

7.1.4.4	require the consent, approval or authorisation of any Authority except for the provisions of clauses 4.1.1 or 4.1.2;

7.1.5	it is not insolvent under the law of its jurisdiction of incorporation or of any jurisdiction in which it carries on business, and it is not unable to pay its debts as they fall due, nor has it stopped paying its debts as they fall due;

7.1.6	no arrangement or compromise has been made by it with its creditors;

7.1.7	no insolvency proceedings have been commenced or applied for, nor has any liquidator, receiver or similar officer been appointed, in relation to it or any of its assets;

7.1.8	no resolution has been passed, proceedings commenced or order made for its winding-up or any other reorganisation or restructuring; and

7.1.9	it has immediately available on an unconditional basis (subject only to Completion) the necessary cash resources to pay the Consideration and otherwise discharge its obligations under this agreement.

8.	SELLER WARRANTIES

8.1	Warranties

8.1.1	The Seller warrants to the Purchaser that the statements set out in schedule 2 are true and accurate as at the date of this agreement and that the Key Warranties will be true and accurate immediately before Completion.

8.1.2	For the purposes of this clause, unless explicitly mentioned otherwise, any express or implied reference to the date of this agreement in any specified paragraph of schedule 2 shall be construed as a reference to the date of signing this agreement.

8.2	Seller’s payment obligation under the Warranties

Subject to the provisions of this clause 8, the Seller shall pay to the Purchaser as a repayment of a portion of, and adjustment to, the Consideration, the amount of any loss, liability, claim, damage (excluding incidental and consequential damages and excluding any reduction of Tax losses carried forward), penalty (including costs of investigation and defence and reasonable attorneys’ fees) (collectively, “Damages”) suffered or incurred by the Purchaser or any of the Group Companies, which it would not have incurred had the Warranty not been breached, arising from or in connection with:

8.2.1	any breach of any Warranty of the Seller contained in this agreement; or

8.2.2	all costs and expenses (together with any VAT on them) which may be incurred by the Purchaser Group as a result of or in connection with any breach of the Warranty.

The Seller and the Purchaser agree that the assessment of the Damages pursuant to this clause 8.2 shall not be made with reference to the value of the Group Companies and/or their assets.

8.3	Knowledge or awareness

Any Warranty qualified by a reference (however expressed) to the knowledge or awareness of the Seller shall be limited to the actual knowledge or awareness of Gisele Ford, Emen Bejaoui, Christophe Laure and Jacques Chesnet, and the Seller shall not be required to make any enquiry of any other person, nor shall the Seller be deemed to have any other actual, imputed or constructive knowledge regarding the subject matter of such Warranty.

8.4	No rights against the Group Companies

The Seller undertakes to the Purchaser that it has no rights against (and waives any rights it may have against) and shall not make any claim against (and waives any claim it may have against):

8.4.1	any of the Group Companies; or

8.4.2	any current or former officer, employee, consultant or agent of any Group Company,

in respect of any misrepresentation, inaccuracy or omission in or from any information or advice provided by any such person for the purpose of assisting the Seller to give any Warranty and/or prepare the Disclosed Information.

9.	TAX

9.1	The Seller or its duly authorised agents or advisers shall, at its expense (unless and to the extent that such expense has been taken into account in computing the Completion Statements and save in respect of any accounting period which is terminating on Completion as a result of any action requested by the Purchaser), be responsible and be properly authorised by each Group Company to prepare, (i) to the extent required by law, the Tax computations and returns of each Group Company (“Tax Computations”) (ii) all elections, surrenders, claims, disclaimers, notices or consents in each case for its accounting periods (or other relevant period for Tax purposes where relevant) ended on or before 31 December up to and including 31 December 2014 (“Relevant Accounting Period(s)”). Notwithstanding anything to the contrary, the Purchaser and the Group Companies shall, at their expense, be responsible to submit (i) such Tax Computations and/or, as the case may be, (ii) such elections, surrenders, claims, disclaimers, notices and/or consents, as the case may be, in each case for the Relevant Accounting Periods.

9.2	For the avoidance of doubt the Seller may require the Group companies to make, for any Relevant Accounting Period, any elections, surrenders, claims, disclaimers, notices or consents in respect of and on behalf of each Group Company provided that such an election, surrender, claim, disclaimer, notice or consent does not cause or increase an Actual Tax Liability of the Group Companies or any member of the Purchaser Group unless either:

9.2.1	it has been taken into account in the computation of the Completion Statements; or

9.2.2	it is made with the agreement of the Purchaser.

9.3	As from Completion, the Purchaser shall deliver to the Seller copies of any material correspondence sent to, or received from, the relevant Tax Authority relating to the Tax Computations for the Relevant Accounting Periods and shall keep the Seller informed of its and the Group Companies’ actions under this clause 9.

9.4	Subject to the clauses 9.1 to 9.3 above, the Purchaser shall or shall procure that:

9.4.1	each Group Company promptly and properly authorises and signs the Tax Computations and makes and signs or otherwise enters into all such elections, surrenders, claims, disclaimers, notices and consents and withdraws or disclaims such elections, surrenders, claims, disclaimers, notices and consents and gives such notices and signs such other documents as the Seller shall require in relation to the Relevant Accounting Periods);

9.4.2	if a time limit applies in relation to the submission to a Tax Authority of any of the documents referred to in clause 9.4.1 above, the Seller shall ensure that such documents are delivered to the Purchaser at least 20 Business Days before the expiry of the relevant time limit and the Purchaser shall procure that such documents are submitted to a Tax Authority, properly authorised and signed, prior to the expiry of the time limit;

9.4.3	each Group Company provides to the Seller such information and assistance, including such access to its books, accounts, records, correspondence, documents and personnel which may reasonably be required to prepare, submit, negotiate and agree the Tax Computations, in each case within 5 Business Days of receipt of the request thereto;

9.4.4	any correspondence which relates to the Tax Computations shall, if received by the Purchaser or any Group Company or their agents or advisers, be copied to the Seller within 5 Business Days of receipt; and

9.4.5	neither the Purchaser nor any Group Company shall submit any return or make any representation to any Tax Authority which is inconsistent with the content of the Tax Computations (as prepared in accordance with this clause 9).

9.5	The Purchaser shall, and the Purchaser shall procure that the Group Companies shall, in respect of the Relevant Accounting Periods, use all reasonable endeavours to ensure that the Tax Computations are agreed with, or as the case may be, finalised with, the relevant Tax Authority as soon as reasonably practicable after 31 December 2014 and shall promptly respond to all communications and enquiries from the relevant Tax Authority in relation to those Tax Computations as soon as reasonably practicable, it being understood that the provisions of clause 11.3 shall apply to any communications and enquiries from the relevant Tax Authority.

9.6	For the avoidance of doubt, the Purchaser shall procure that the Group Companies comply with this clause 9 immediately following Completion.

10.	SELLER LIMITATIONS

10.1	Financial caps

10.1.1	The aggregate liability of the Seller for all Warranty Claim arising from a breach of the Warranties in paragraphs 1 (The Seller), 2 (The Shares), 3 (the Group Companies) and 6 (Insolvency) and 30 (Tax Return and Payments) of schedule 2 shall not exceed an amount equal to the Consideration.

10.1.2	The aggregate liability of the Seller for all Warranty Claims other than those arising from a breach of the Warranties listed in clause 10.1.1 above shall not exceed an amount equal to € 100,000,000.

10.1.3	For the avoidance of doubt, it is expressly agreed between the Parties that the aggregate liability of the Seller for all Warranty Claim shall not exceed shall not exceed an amount equal to the Consideration.

10.2	Financial thresholds

10.2.1	The Seller shall not be liable for any Warranty Claim unless:

10.2.1.1	the Seller’s liability in respect of such Warranty Claim and any other Warranty Claims arising from substantially the same matter exceeds € 100,000 (excluding interest and costs) (each a “Qualifying Warranty Claim”); and

10.2.1.2	the Seller’s aggregate liability for all Qualifying Warranty Claims exceeds € 3,300,000 (excluding interest and costs),

when the Seller shall (subject to clause 10.1) be liable from the first euro and not only for the excess over € 3,300,000, this amount being a threshold, not a deductible.

10.3	Time limits

10.3.1	The Seller shall not be liable for any Warranty Claim unless the Purchaser has given notice of such Warranty Claim to the Seller:

10.3.1.1	up to three (3) months after the expiry of the applicable statute of limitations, in case of any Warranty Claim pursuant to the Tax Warranties;

10.3.1.2	on or before the second anniversary of the Completion Date, in case of any Warranty Claim pursuant to Warranties other than the Tax Warranties.

10.3.2	Any notice under clause 10.3.1 must set out, to the extent then available, reasonable details of the matter giving rise to the Warranty Claim and the grounds on which it is based and, if then reasonably capable of preparation, the Purchaser’s good faith estimate of the amount of the Warranty Claim.

10.4	Legal proceedings

Subject to clause 10.3, the Seller shall not be liable for any Warranty Claim unless legal proceedings in respect of it have been commenced by being both properly issued and validly served on the Seller:

10.4.1	if such Warranty Claim is not actionable by virtue of clause 10.2 (Financial thresholds) when the Seller is notified of it in accordance with clause 10.3, within one month of the date on which such Warranty Claim becomes actionable under clause 10.2;

10.4.2	if such Warranty Claim arises out of a liability which, when the Seller is notified of such Warranty Claim in accordance with clause 10.3, is contingent only, within one month of the date such liability ceases to be contingent; and

10.4.3	otherwise, within one month of the date on which the Seller was notified of such Warranty Claim in accordance with clause 10.3,

(such periods may be reduced in accordance with any shorter procedural deadlines which may be applicable).

No new Warranty Claim may be made in respect of the matter giving rise to such Warranty Claim.

10.5	Information and knowledge

The Seller shall not be liable for any Warranty Claim to the extent that the matter giving rise to it:

10.5.1	has been disclosed by the Disclosed Information or any other written information provided by or on behalf of the Seller or any Group Company to the Purchaser or any of its advisers in connection with the transactions contemplated by the Management Agreement Suite and/or the Acquisition Documents; or

10.5.2	would have been apparent from searches of the public registers or records in France on the third Business Day before the date of this agreement; or

10.5.3	was, at the date of this agreement, known by the Purchaser and the Purchaser’s legal, tax and other advisors. For the purposes of this clause 10.5.3, the Purchaser shall be deemed to have knowledge of matters which were actually known to Mr Fady Bakhos and Mr Zaki El Guiziri.

10.6	Accounts - Completion Statements

Notwithstanding clause 10.9, the Seller shall not be liable for any Warranty Claim to the extent that the matter giving rise to it has been specifically provided for in the Accounts and/or specifically provided for or otherwise taken into account in the Completion Statements and/or has been taken into account for the calculation of the Consideration and/or the Working Capital.

10.7	Insurance - Recovery from third parties

10.7.1	The Seller shall not be liable for any (part of a) Warranty Claim to the extent that the loss, liability or damage to which it relates is recoverable by the Purchaser Group under any insurance policy.

10.7.2	If the Purchaser or any Group Company is or may be entitled to recover from some other person (including insurers) any loss or damage which gives rise to any Warranty Claim, the Purchaser shall take all appropriate steps to enforce that recovery (keeping the Seller informed on a timely basis of any action so taken) before taking any action (other than notifying the Seller of the Warranty Claim) against the Seller.

10.7.3	If, notwithstanding any other provision of this clause, any payment is made by the Seller in or towards the settlement of any Warranty Claim and the Purchaser and/or any Group Company subsequently recovers or procures the recovery from a third party (including insurers) of an amount which is referable to that Warranty Claim (and, in the event that the Purchaser becomes entitled subsequent to payment by the Seller to make recovery, the Purchaser undertakes to procure that all necessary steps are taken to enforce that recovery) the Purchaser shall forthwith repay to the Seller an amount equal to whichever is the lesser of:

10.7.3.1	the amount (including interest (if any)) recovered from the third party; and

10.7.3.2	the amount paid by the Seller in or towards settlement of the Warranty Claim;

and the amount so repaid shall be deemed never to have been paid by the Seller for the purpose of determining the liability of the Seller.

10.8	Other exclusions

10.8.1	The Seller shall not be liable for any Warranty Claim to the extent that it arises from or is otherwise attributable to, or the amount of such Warranty Claim is increased as a result of:

10.8.1.1	any new or amended legislation, law or administrative or regulatory practice, or any change in the generally accepted interpretation or application of any legislation or law, in each case taking effect after Completion;

10.8.1.2	anything done or not done by any Group Company before or on Completion at the written request, or with the prior written consent, of Mr Zaki El Guiziri and Mr Fady Bakhos; or

10.8.1.3	anything done or not done by any member of the Purchaser Group after Completion.

10.8.2	In addition to the provisions of paragraph 10.8.1, the Purchaser shall not be entitled to bring a Warranty Claim:

10.8.2.1	if and to the extent that the Warranty Claim arises or is increased as a result of the Purchaser not complying with its obligations under this agreement; or

10.8.2.2	in respect of any loss of profit, revenue, use, production, business, contracts, goodwill, reputation or anticipated savings or any consequential, special or indirect loss.

10.9	Tax limitations

The provisions of this clause 10.9 are meant to complete the provisions relating to the Warranties (in general, including the Tax Warranties) set out in clause 10. In case of any conflict between the provisions of this clause 10.9 and the (general) wording on Warranties in clause 10 (excluding clause 10.9), the latter shall apply.

10.9.1	The Seller shall not be liable under any Tax Warranty or for any claim under this agreement to the extent that:

10.9.1.1	any provision or reserve is made or taken into account in the Completion Statements in respect of any such liability or to the extent that the payment or discharge of any such liability is taken into account in the Completion Statements or such liability has been discharged prior to Completion;

10.9.1.2	any provision for Tax made or taken into account in the Completion Statements is insufficient by reason of any increase in the rates of Tax or variation in the method of applying or calculating the rate of Tax announced by the relevant Tax Authority after Completion whether or not with retrospective effect;

10.9.1.3	such liability arises or is increased as a result of any voluntary act, transaction or omission of any Group Company or of any member of the Purchaser Group after Completion, and which:

(a)	is not required by any legislation or other statutory requirement coming into force before Completion;

(b)	is not pursuant to a legally binding obligation of the Group Company entered into on or before Completion;

(c)	is not the subject of a written request or otherwise with the written approval, of the Seller or its authorised representative; and

(d)	is otherwise than in the ordinary course of business of the relevant Group Company as carried on at Completion;

10.9.1.4	such liability arises or is increased as a result of the disposal of shares in, or the reorganisation of, any Group Company or breaking of any fiscal unity after Completion;

10.9.1.5	the liability would not have arisen or would have been reduced or eliminated but for a failure or omission after Completion, on the part of a Group Company or the Purchaser or member of the Purchaser Group, to make any claim, election, surrender or disclaimer or to give any notice or consent or to do any other thing under any enactment or regulation relating to Tax the making, giving or doing of which is taken into account in computing the provision for Tax in the Completion Statements and disclosed in a written notice given to the Purchaser not less than 10 Business Days before the final date upon which the claim, election, surrender, disclaimer, notice consent or other thing in question may be made given or done;

10.9.1.6	the liability arises or is increased as a result of any change after Completion in the bases, methods or policies of accounting of the Purchaser or a Group Company but excluding any change required to comply with generally accepted accounting practices or principles as a result of a failure by the relevant Group Company prior to Completion to comply with generally accepted accounting principles or practices;

10.9.1.7	such liability arises or is increased as a result of the disclaimer, revocation or revision by a Group Company after Completion in whole or in part of any Relief claimed or the entitlement to which was taken into account in whole or in part in the preparation of the Completion Statements;

10.9.1.8	the income, profits or gains in respect of which the liability arises were actually earned, accrued or received by a Group Company or any member of the Purchaser Group before Completion but were not reflected in the Completion Statements;

10.9.1.9	a Relief (other than an Accounts Relief or a Post Completion Relief), which is not treated as an asset in the calculation of the Completion Statements, is available (at no cost to a Group Company) to a Group Company to relieve or mitigate that liability or is available as a result of that liability;

10.9.1.10	the liability has been satisfied (otherwise than by the Purchaser or any member of the Purchaser Group including any Group Company but only if and to the extent that the Seller would otherwise have been liable to the Purchaser under this agreement in respect of the liability of that Group Company);

10.9.1.11	the liability would not have arisen, but for an act carried out by the Seller or a Group Company prior to Completion which is both (i) at the request or with the approval of the Purchaser; and (ii) outside the ordinary course of the Seller’s or that Group Company’s respective normal businesses. Such acts shall not include, for the avoidance of doubt, the individual transactions of the Reorganisation;

10.9.1.12	where payment of Tax is by instalments, interest or penalties arise as a consequence of the underpayment of an instalment attributed to any Group Company prior to Completion, where such interest or penalties would not have arisen but for the receipt or accrual of income, profits or gains after Completion which was not reasonably foreseeable at the time when the instalment payment was made;

10.9.1.13	recovery has been made in respect of the same subject matter under this agreement or otherwise; or

10.9.1.14	notwithstanding any other provision of this agreement, the liability is a liability of a Group Company in respect of any transfer Tax (together with any interest or penalties thereon) arising on the entry into any agreement(s) (whenever entered into) for the direct or indirect transfer on or after Completion of the shares in any Group Company or arising on the direct or indirect transfer of the shares in any Group Company on or after Completion.

10.9.2	The Seller shall not be liable in respect of any breach of the Tax Warranties if, and to the extent that, the loss incurred is or has been included in any claim under this agreement which has been satisfied in full and in cleared funds nor shall the Seller be liable in respect of a claim under this agreement if, and to the extent that, the amount claimed is or has been included in a claim for breach of the Tax Warranties which has been satisfied in full except, in either case, to the extent that such claim or loss has not been satisfied in full due to the operation of this clause 10.9.

10.9.3

The Seller shall not be liable in any case in respect of the amount of Tax losses of the Company and the Group Companies, and in particular shall not be liable for the increase or decrease of such amount nor the ability of the Purchaser or the Purchaser Group to use such Tax losses. In this respect and for sake of clarity, the Seller should notably not be liable for any corporate income taxes reassessment (including impôt sur les sociétés, contribution sociale sur l’impôt sur les sociétés, contribution exceptionnelle sur l’impôt sur les sociétés and imposition forfaitaire annuelle, as well as penalties and late payment interest reassessed by the French tax authorities) of the Group Companies to the extent that such corporate income taxes reassessment does not create additional positive tax burden at the level of the Tax Group.

10.10	Credit for benefits

In calculating the liability of the Seller in relation to any Warranty Claim, there shall be taken into account past, present and future quantifiable financial benefit accruing to the Purchaser Group as a result of the matter giving rise to such Warranty Claim (including the amount of any reduction in, or relief from, Tax).

10.11	No double recovery

Any payment made by the Seller in respect of any Claim shall satisfy and discharge any other Claim which is capable of being made against the Seller in respect of the same matter, but only to the extent of the payment made.

10.12	Claim to be reduction of Consideration

Any payment by the Seller in respect of any Claim shall be deemed to reduce the Consideration received by the Seller.

11.	SELLER CLAIMS HANDLING

11.1	Notification, information and access

Notwithstanding clause 11.3, the Purchaser shall, and shall procure that the Purchaser Group shall:

11.1.1	as soon as reasonably practicable, notify the Seller of any matter that it becomes aware of that has given or is likely to give rise to a Warranty Claim, Defendant Claim or Recovery Claim and keep the Seller fully and promptly informed of all material developments relating to it; and

11.1.2	provide the Seller and its representatives with reasonable access to, and (at the Seller’s expense) copies of, all information which is or may be relevant to any such Warranty Claim, Defendant Claim or Recovery Claim.

Nothing in this clause 11.1 shall require the Purchaser Group to provide access to any information (a) in breach of any applicable law, or (b) that has been prepared by it or its advisers with a view to assessing the merits of any actual or potential Warranty Claim.

11.2	Mitigation and third party claims

Notwithstanding clause 11.3:

11.2.1	The Purchaser shall, and shall procure that the Purchaser Group shall, take all reasonable steps to avoid or mitigate any loss, liability or damage which may arise from any matter that has given or is likely to give rise to a Warranty Claim (including any Defendant Claim) and to maximise sums recovered from any Recovery Claim.

11.2.2	In particular, the Purchaser shall, and shall procure that the Purchaser Group shall:

11.2.2.1	take such action, or ensure that any member of the Purchaser Group takes such action, as the Seller may reasonably require to avoid, contest, dispute, resist, appeal, compromise or defend the third party claim (including, but without limitation, making counter claims and exercising all rights of set off against third parties);

11.2.2.2	permit the Seller, and ensure that any member of the Purchaser Group permits the Seller (if applicable), in the name of and on behalf of the Purchaser, and any member of the Purchaser Group, to have the sole conduct of all proceedings relating to the third party claim as the Seller may deem appropriate including the appointment of lawyers and other professional advisers and the making of any settlement or compromise of the third party claim; and

11.2.2.3	render or cause to be rendered to the Seller all assistance as the Seller may reasonably require (including providing access to information and to employees of the Purchaser or any other member of the Purchaser Group) for the purpose of avoiding, contesting, disputing, resisting, appealing, compromising or defending the third party claim, provided that:

11.2.2.4	the Seller shall indemnify the Purchaser and all other members of the Purchaser Group from and against all costs reasonably incurred by them in complying with their respective obligations under paragraphs 11.2.2.1-11.2.2.3; and

11.2.2.5	the Seller shall not make any settlement or compromise of the third party claim which is likely to affect the Purchaser or any member of the Purchaser Group without the prior approval of the Purchaser;

11.2.3	The Purchaser will not (and will procure that all other members of the Purchaser Group will not) make or attempt to make any admission of liability, agreement, settlement or compromise in relation to a third party claim without the consent of the Seller (that consent not to be unreasonably withheld or delayed).

11.2.4	The Purchaser shall in any event keep the Seller informed as to the steps which are being taken in connection with the third party claim.

11.3	Conduct of Tax claims

The provisions of this clause 11.3 are meant to complete the provisions relating to the conduct of Claims set out in clause 11. In case of any communications and enquiries from a Tax Authority as referred to in clause 9.5, the provisions of this clause 11.3 shall, to the extent possible, equally apply.

11.3.1	If the Purchaser or any Group Company becomes aware of any Claim for Tax, the Purchaser shall, or shall procure that that Group Company shall within 10 Business Days of becoming so aware (and in the case of the receipt of a Claim for Tax consisting of any assessment or demand for Tax or for which the time for response or appeal is limited, not less than 10 Business Days prior to the day on which the time for response or appeal expires) give written notice of the Claim for Tax to the Seller.

11.3.2	The Purchaser and the relevant Group Company shall respond to any written request for assistance, the making or withdrawing of any election, surrender, claim, disclaimer, notice or consent, information, documentation or access to premises or personnel from the Seller (“Request”) with sufficient promptness to allow a response to a Taxation Authority or other person in relation to which the liability arises or may arise within any prescribed time limit or, if later, within five Business Days of receiving any such Request from the Seller.

11.3.3	To the extent that the Purchaser or a Group Company is required or has the right to correspond with a Taxation Authority in respect of the matter, the Seller shall draft any correspondence or response (including any election, surrender, claim, disclaimer, notice or consent) to be sent to the Taxation Authority and the Purchaser shall, or shall procure that the relevant Group Company shall, send, or procure the sending of, such correspondence or response (including any, election, surrender, claim, disclaimer, notice or consent) to the Taxation Authority promptly and, in any event, within any applicable time limit. If such request is not made by the Seller promptly and without unreasonable delay, then the Purchaser and any relevant Group Company are only required to comply with the time restriction imposed by this clause 11.3 to the extent that they are able to do so within the time available, otherwise they will act promptly.

11.3.4	The Purchaser shall not be obliged to take any action under this clause 11.3 in the case of a Tax Claim in relation to which any member, or employee of any member, of the Seller Group is proven to have committed fraudulent conduct, fraud or wilful default, conduct involving dishonesty or any criminal offence.

11.3.5	Without prejudice to clause 10.9.3, neither the Purchaser nor any Group Company shall be obliged to take any action under this clause 11.3 which will have the effect of materially increasing the liability to Tax of any Group Company where that liability relates to an event occurring or income, profits or gains earned, accrued or received after Completion or in respect of any period commencing after Completion and:

11.3.5.1	has not been taken into account in the computation of the Completion Statements; and

11.3.5.2	such action has not been agreed with the Purchaser (such agreement not to be unreasonably withheld or delayed).

11.3.6	All Group Companies shall comply with all requirements imposed upon them by any relevant Tax Authority, subject to the rights that the Group Companies have to dispute or challenge an audit, enquiry or other assessment by a relevant Tax Authority.

11.3.7	The Purchaser shall, or shall procure that the relevant Group Company shall, promptly notify the Seller of any audit by or meeting with any Tax Authority or relevant other party which relates wholly or partly to any event occurring, or any period commencing on or before Completion and allow the Seller and/or its professional advisors to be present at and participate in such audit or meeting (the costs of the Seller’s professional advisors shall be borne by the Seller).

11.3.8	The Purchaser agrees that it shall, and agrees to procure that any relevant Group Company shall, act in good faith to agree practical arrangements with the Seller for conducting the audit and presenting information on a basis consistent with the evaluation of the tax liabilities determined for the purposes of the Completion Statements.

11.3.9	The Purchaser shall, or shall procure that the relevant Group Company shall, not commence any litigation or other proceedings against a Tax Authority relating to an event causing any Claim for Tax, unless the prior approval for such litigation or other proceedings have been obtained from the Seller.

11.3.10	For the avoidance of doubt, the Purchaser shall procure that the Group Companies comply with this clause 11.3.

11.4	Recovery Claim receipts

If:

11.4.1	the Seller has made a payment in respect of a Warranty Claim (“Claim Payment”);

11.4.2	the Purchaser Group subsequently recovers any sum in respect of any corresponding Recovery Claim that was not taken into account in the determination or agreement of the Claim Payment (“Recovery Sum”); and

11.4.3	the aggregate of the Claim Payment and the Recovery Sum exceeds the loss suffered by the Purchaser in respect of the matter giving rise to such Warranty Claim (such excess being the “Excess Recovery”), then the Purchaser shall repay promptly to the Seller an amount equal to the lesser of (a) the Claim Payment and (b) the Excess Recovery, less any Tax on the Recovery Sum and all reasonable costs and expenses incurred by the Purchaser Group in relation to the Recovery Claim (to the extent not already and otherwise reimbursed by the Seller). For the purposes of calculating the liability of the Seller under clauses 10.1 and 10.2, an amount equal to such repayment shall be deemed never to have been paid by the Seller.

12.	POST COMPLETION COVENANTS

12.1	Books and records

As from the Completion Date, and without prejudice to the Management Agreement Suite:

12.1.1	the Seller shall provide to the Purchaser, on reasonable request; and

12.1.2	the Purchaser shall provide to the Seller reasonable access to and the right to take,

copies and extracts of the books, records, documents and information (including information recorded or retained in any electronic form) of or relating to the Group Companies which are or may be relevant in connection with any claim brought by the Purchaser against the Seller under the Warranties or any other provision of this agreement for so long as any actual or prospective claims remain outstanding, or, if longer, a period of five calendar years from the Completion Date.

13.	CONFIDENTIALITY AND ANNOUNCEMENTS

13.1	Definitions

In this clause 13:

13.1.1	“Announcement” means the announcement in the Agreed Form to be issued by the Seller and the Purchaser on Completion to any third party (including the employees);

13.1.2	“discloser” means the person making the announcement or disclosing or using the information; and

13.1.3	“Relevant Party” means (a) when the discloser is a member of the Purchaser Group, the Seller; or (b) when the discloser is a member of the Seller Group, the Purchaser.

13.2	Announcements

Other than the Announcement, no party shall, and each party shall procure that its group shall not, at any time issue, or procure the issue of, any press release, circular or other publicity relating to the existence or provisions of this agreement or any other Acquisition Document or the sale and purchase of the Shares.

13.3	Group Companies’ confidential information

The Seller shall not, and shall procure that the Seller Group shall not, for a period of 20 years after the Completion Date disclose to any person other than the Seller Group, or use any confidential information of any Group Company that it holds at Completion.

13.4	Transaction and parties’ confidential information

Each party shall, and shall procure that its group shall, for a period of 20 years after the date of this agreement keep confidential:

13.4.1	the provisions and subject matter of, and the negotiations relating to, this agreement and any other Acquisition Document or Management Agreement Suite; and

13.4.2	all confidential information of any other party or its group (in the case of the Purchaser, as such group is constituted immediately before Completion, and including Constellation’s group) received by it as a result of negotiating, entering into or performing this agreement, and shall use the information only for the purposes contemplated by this agreement or any other Acquisition Document or Management Agreement Suite.

13.5	Permitted announcements and disclosures

Clauses 13.2, 13.3 and 13.4 shall not restrict the making of any announcement or the disclosure or use of information:

13.5.1	with the prior written consent of the Relevant Party, such consent not to be unreasonably withheld or delayed;

13.5.2	if, and to the extent, required to vest the full benefit of an Acquisition Document in such discloser;

13.5.3	if, and to the extent, made to:

13.5.3.1	the professional advisers, auditors or bankers of a discloser or of any other member of the Purchaser Group (in the case of the Purchaser) or of any other member of the Seller Group (in the case of the Seller);

13.5.3.2	the officers or employees of that party or of any other member of the Purchaser Group (in the case of the Purchaser) or of any other member of the Seller Group (in the case of the Seller) who need to know the information for the purposes of the transactions effected or contemplated by an Acquisition Document;

13.5.4	if, and to the extent, such information has already come into the public domain through no fault of such discloser;

13.5.5	to the extent required by any applicable law or for the purpose of any judicial proceedings; provided that, in each case (unless such consultation is prohibited), such announcement is made or disclosure occurs after consultation (so far as reasonably practicable) as to the timing and content of such announcement or disclosure with the Relevant Party;

13.5.6	to the extent required by any Authority or any Recognised Investment Exchange or regulatory or governmental body to which that party is subject or submits, wherever situated, including the ‘London Stock Exchange’, the ‘New York Stock Exchange’, the UK Listing Authority’ or the Takeover Panel’, whether or not the requirement for disclosure has the force of law; provided that, in each case (unless such consultation is prohibited), such announcement is made or disclosure occurs after consultation (so far as reasonably practicable) as to the timing and content of such announcement or disclosure with the Relevant Party; or

13.5.7	that is consistent in all material respects with the Announcement, or any other announcement issued in accordance with this clause 13.2.

14.	GROUP SEPARATION MATTERS

14.1	Payment of Intra-Group Debt

On or before Completion:

14.1.1	the Seller shall procure that the Seller Group pays to the Group Companies the amounts owed by it to the Group Companies, other than amounts owed in respect of ordinary course of business necessary for the continuation of the Business, and subject to the Reorganisation; and

14.1.2	the Seller shall procure that each Group Company pays to the Seller (when applicable, as agent for each relevant member of the Seller Group) such amounts owed by it to the Seller Group, other than amounts owed in respect of ordinary course of business necessary for the continuation of the Business, and subject to the Reorganisation.

14.2	Seller’s access to information

The Purchaser shall procure that:

14.2.1	all books of account, records, documents and information of any Group Company (in whatever form) relating to the period before Completion (“Group Company Information”) are preserved as referred to in clause 12.1; and

14.2.2	(on giving reasonable notice to the Purchaser) the Seller Group and its representatives are permitted during normal business hours to have access to, and to take copies (at the Seller’s expense) of, such Group Company Information as they reasonably require for tax, accounting or insurance purposes, or to comply with any applicable law or requirement of any Authority or securities exchange.

14.3	Insurance

14.3.1	The risk of loss or damage to the Property remains with the Seller prior to Completion. The Seller shall ensure, or shall procure, that any insurance claim arising under any policy relating to the Property prior to Completion is dealt with in a timely manner. Provided that Completion takes place the Seller shall account to the Purchaser for the proceeds of any buildings insurance claim in respect of loss or damage to the Property prior to Completion as soon as reasonably practicable after receipt less any reasonable costs of recovery of the same and this shall constitute the Purchaser’s only remedy against the Seller in respect of loss or damage to the Property prior to Completion.

14.3.2	Other than as provided in the Management Agreement Suite, the Purchaser acknowledges and agrees with the Seller that, on and with effect from Completion:

14.3.2.1	all insurance cover provided in relation to any Group Company pursuant to policies maintained by the Seller Group (each a “Seller Insurance Policy”) shall cease;

14.3.2.2	it shall be the sole responsibility of the Purchaser to ensure that adequate insurances are put in place for each Group Company; and

14.3.2.3	it will procure that no Group Company will make any claim under any Seller Insurance Policy, except under and subject to the terms of any “occurrence-based” Seller Insurance Policy when such claim arises from an event or circumstance that occurred before Completion.

14.4	Tax group agreements

In case where a member (the “Member”) of the existing French tax group headed by the Company (the “Tax Group”) leaves the Tax Group before Completion, the former Members and the Company will enter into exit agreement (the “Exit Agreement”) providing for the consequences of the exit from the Tax Group or its termination. Any Exit Agreement shall be drafted by the Seller and provided by the Seller for review to the Purchaser.

14.5	Use of offices by Seller Group

The Purchaser shall allow the Seller Group to use four desks in the offices of the Property until 31 December 2015 at no extra costs for the Seller Group for use by regional employees of the Seller Group as currently in place. The agreement on the use of the offices shall be further described in a tenancy agreement between the relevant member(s) of the Seller Group and the relevant Group Companies.

15.	EFFECT OF TERMINATION

15.1	If this agreement terminates automatically under clause 5.5, or is terminated pursuant to clause 6.3.3, then each party’s further rights, obligations and liabilities under this agreement shall cease immediately on termination, except for:

15.1.1	each party’s accrued rights (including the right to claim any remedy for breach or non-performance), obligations and liabilities as at the date of termination; and

15.1.2	each party’s continuing rights, obligations and liabilities under this clause 15.1 and clauses 1 (Definitions and interpretation), 5.5 (Pre-Completion termination), 12 (Confidentiality and announcements), 16 (Assignment and successors), 18 (Costs and expenses), 19 (Payments, etc.), 21 (Entire agreement), 22.1 (Severance), 22.2 (Variation), 22.3 (Waiver), 22.4 (Cumulative remedies), 23 (Notices), and 24 (Governing law, jurisdiction and language).

15.2	To the extent lawful and except as stated in clause 5.5 and clause 6.3.3 or in the case of fraud or fraudulent concealment, no party shall have any right to rescind or terminate this agreement or to treat it as having been terminated (whether before or after Completion).

16.	ASSIGNMENT

16.1	Assignment by Purchaser

16.1.1	The Purchaser may assign all or any of its rights under this agreement following Completion without the Seller’s consent to one or more members of the Purchaser Group, subject to the condition that the Purchaser will procure that, before any assignee subsequently ceases to be a member of the Purchaser Group, that assignee shall transfer or assign back to the Purchaser, or to another member of the Purchaser Group (which itself shall then be deemed to be an assignee of the Purchaser for the purposes of this clause), so much of the benefit of this agreement and all of the agreements comprising the Management Agreement Suite as have been transferred or assigned to it.

16.1.2	The Purchaser shall not assign all or any of its rights under this agreement without the Seller’s consent (i) prior to Completion or (ii) to any person other than the members of the Purchaser Group.

16.2	Assignment by Seller

16.2.1	The Seller may assign all or any of its rights under this agreement without the Purchaser’s consent to one or more members of the Seller Group subject to the condition that the Seller will procure that, before any assignee subsequently ceases to be a member of the Seller Group, that assignee shall assign back to the Seller, or to another member of the Seller Group (which itself shall then be deemed to be an assignee of the Seller for the purposes of this clause), so much of the benefit of this agreement as has been assigned to it.

16.2.2	The Seller shall not assign all or any of its rights under this agreement without the Purchaser’s consent to any person other than the members of the Seller Group.

17.	THIRD PARTY RIGHTS

Except as otherwise expressly provided in clause 16 (Assignment), a person who is not a party to this agreement shall not have any right to enforce any of its terms.

18.	COSTS AND EXPENSES

18.1	Any transfer Tax payable in connection with this agreement or its execution or on or in respect of the transfer of the Shares, will be shared between the Seller and the Purchaser, being specified that the Seller shall pay 2/3 of such transfer Tax and the Purchaser, 1/3 of the same. The Seller and the Purchaser shall both and jointly be responsible for the Tax registration and the payment of any related transfer Tax and related formalities, resulting, among others, from any communication with the French tax authorities.

18.2	Unless otherwise expressly provided in this agreement, each party shall bear its own costs, charges and expenses incurred in relation to the preparation, negotiation, execution and implementation of this agreement.

19.	PAYMENTS, ETC.

19.1	In this clause 19, “Payment Account” means:

19.1.1	if the relevant payment is to be made to the Seller, the account of the Seller or of its Affiliate notified to the Purchaser or Constellation (as appropriate) for this purpose not less than three Business Days before the date such payment is due; and

19.1.2	if the relevant payment is to be made to the Purchaser, the account of the Purchaser notified to the Seller for this purpose not less than three Business Days before the date such payment is due.

19.2	Any payment to be made to the Seller or the Purchaser under this agreement shall be made in euros by transfer of immediately available funds for same day value to the Payment Account.

19.3	If requested, each party shall provide to the relevant payee, as soon as reasonably practicable, reasonable evidence of the origin of the funds used to meet its obligations to pay (or to procure the payment of) any amount under any Acquisition Document.

19.4	Unless otherwise expressly provided in this agreement, each party shall pay, and shall procure that its group pays, all amounts due under this agreement in full, without any set-off, counterclaim, deduction or withholding, except to the extent required by applicable laws. Any such deduction or withholding shall not exceed the minimum amount required by law, and the payer shall simultaneously pay to the payee such additional amount as is required for the aggregate of (a) the net amount received by the payee and (b) any Tax credit, repayment or benefit received or receivable by the payee in respect of such deduction or withholding to equal the full amount due before the required deduction or withholding.

19.5	To the extent that any payment pursuant to any indemnity or covenant to pay in this agreement is subject to a charge to Tax in the hands of the payee, the payer shall simultaneously pay to the payee such additional amount as is required for the aggregate of (a) the net amount received by the payee and (b) any Tax credit, repayment or benefit received or receivable by the payee in respect of such payment to equal the full amount due before the charge to Tax.

19.6	Unless otherwise expressly provided in this agreement, if any amount payable under this agreement is not paid by the due date for payment, then interest shall also be paid on that amount from (and including) the due date for payment to (but excluding) the date it is paid at the Interest Rate accruing on a daily basis, and compounded monthly.

20.	FURTHER ASSURANCE

On and after Completion, each party shall from time to time, so far as it is reasonably able, do (or procure to be done) all such other things and/or execute and deliver (or procure to be executed and delivered) all such other documents as may be reasonably requested of it (at the requesting party’s expense) to give effect to this agreement.

21.	ENTIRE AGREEMENT

21.1	In this clause 21, “Statement” means representation, warranty, statement or assurance (whether contractual or otherwise) made or given before this agreement is entered into.

21.2	The Acquisition Documents and the Management Agreement Suite (as varied in accordance with their terms) constitute the entire agreement and understanding between the parties in connection with the transactions contemplated by the Acquisition Documents. Accordingly, they supersede and extinguish all previous agreements, arrangements and understandings between, and (except to the extent incorporated in the Acquisition Documents) all Statements given by, the parties in connection with such transactions.

21.3	Each party acknowledges that it has not relied on, or been induced to enter into any Acquisition Document by, any Statement given by any person (whether a party to this agreement or not) that is not incorporated in any Acquisition Document.

21.4	This clause 21 shall not exclude or limit any liability or remedy arising as a result of any fraud or fraudulent concealment.

22.	GENERAL

22.1	Severance

If any provision of this agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any relevant jurisdiction, that shall not affect or impair the legality, validity or enforceability of (a) any other provision of this agreement in that jurisdiction; or (b) that provision or any other provision of this agreement in any other relevant jurisdiction. If any illegal, invalid or unenforceable provision of this agreement would be legal, valid and enforceable if some part or parts of it were modified, such provision shall apply with whatever modification is necessary so that it is legal, valid and enforceable and gives effect to the commercial intention of the parties.

22.2	Variation

No variation of this agreement shall be valid unless it is in writing and signed by or on behalf of the Seller and the Purchaser.

22.3	Waiver

Any waiver of any right or remedy under or in respect of this agreement shall only be valid if it is in writing, and shall apply only to the person to whom it is addressed and in the specific circumstances for which it is given. Unless otherwise expressly provided in this agreement, no right or remedy under or in respect of this agreement shall be precluded, waived or impaired by (a) any failure to exercise or delay in exercising it; (b) any single or partial exercise of it; (c) any earlier waiver of it, whether in whole or in part; or (d) any failure to exercise, delay in exercising, single or partial exercise of or earlier waiver of any other such right or remedy.

22.4	Cumulative remedies

Unless otherwise expressly provided in this agreement, the rights and remedies under this agreement are in addition to, and do not exclude, any rights or remedies provided by law.

22.5	Effect of Completion

Each provision of this agreement (other than any obligation which is fully performed at Completion) shall remain in full force and effect after Completion.

23.	NOTICES

23.1	Interpretation

In this clause 23:

23.1.1	“Business Day” means any day on which commercial banks are open for general business in the principal financial centre of the country in or to which the Notice is delivered or sent; and

23.1.2	any reference to a time is to the local time in the place at or to which the Notice is delivered or sent.

23.2	Form and method of giving Notice

Any notice or other communication to be given or made under or in connection with this agreement (“Notice”) shall be in writing in English, sent to the relevant party at the postal or email address and for the attention of the person specified in clause 23.3, and may be delivered:

23.2.1	by hand or by courier (using an internationally recognised courier company);

23.2.2	by prepaid recorded delivery post or equivalent if the Notice is to be received in the same country from which it is sent; or

23.2.3	by email, provided that the sender must deliver a copy of such Notice to the recipient otherwise than by email by 6.00 pm CET on the fifth Business Day after the date on which the original Notice is deemed to have been given in accordance with clause 23.4.2.

23.3	Contact details for Notices

The postal and email addresses and relevant contacts of the parties for the purposes of clause 23.2 are:

Seller:
For the attention of:	The EU General Counsel of the Intercontinental Hotels Group, currently Nigel Stocks
Address:	Legal Department, InterContinental Hotels Group
Broadwater Park, Denham Buckinghamshire UB9 5HR United Kingdom
Email:	nigel.stocks@ihg.com

Purchaser:
For the attention of:	François C. FABER
Address:	15, boulevard Roosevelt, L-2450 Luxembourg
Email:	Francois.Faber@fff.lu

Fady Bakhos P.O. Box 4044, Doha; Quatar fbakhos@almirqab.com

With a copy to:	Maître Jean-Marc Franceschi

Address:	Hogan Lovells 17, avenue Matignon 75008 Paris France
Email:	jean-marc.franceschi@hoganlovells.com

or, in each case, such other postal or email address or contact as a party may notify to the others for this purpose in accordance with this clause 23. Notice of any change shall be effective five Business Days after the date on which it is deemed to have been given in accordance with this clause 23, or such later date as may be specified in the Notice.

23.4	Time Notice is given

Any Notice which has been delivered in accordance with clause 23.2 shall be deemed to have been given:

23.4.1	if delivered by hand, by courier or by post, at the time of delivery; or

23.4.2	if sent by email, at the time the email is sent, provided that no automated message is received stating that the email has not been delivered.

However if any Notice would be deemed to have been given after 6.00 pm CET on a Business Day and before 9.00 am CET on the next Business Day, such Notice shall be deemed to have been given at 9.00 am CET on the second of such Business Days.

23.5	Service of process

Clause 23 shall not apply to the service of process in any legal action or proceedings relating to any Dispute.

24.	GOVERNING LAW, ARBITRATION AND LANGUAGE

24.1	This agreement shall be governed by and construed in all respects in accordance with the laws of France.

24.2	The Seller and the Purchaser acknowledge that due to their continuing relationship they have a strong interest in resolving any dispute without destroying the relationship between them. The parties shall therefore use their best efforts to settle by way of amicable negotiations any difference which may occur between them in connection with this agreement.

24.3	Except for any determination which must be made by the Expert or the MAE Expert, any dispute, controversy or claim arising out of or in connection with this agreement or the breach, termination or invalidity, thereof, shall be submitted to the exclusive jurisdiction of the Commercial Court in Paris (Tribunal de Commerce de Paris).

This agreement has been duly signed by the Parties, in three originals in Paris (France) on the day written on the first page.

Signed for and on behalf of BHR Holdings Holdings BV by:	) )	Signature

		Name	D. LLEWELLYN

Director/authorised signatory

Signed for and on behalf of Constellation Hotels France Grand SA by:	) )	Signature

		Name	FADY BAKHOS

Director/authorised signatory

The exhibits and schedules to this sale and purchase agreement have been omitted from the filing. The following is a list of omitted exhibits and schedules and a brief description of each. InterContinental Hotels Group PLC agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any such omitted exhibits and schedules:

SCHEDULE 1: Warranted information

SCHEDULE 2: Warranties

SCHEDULE 3: Disclosures

SCHEDULE 4: Completion obligations

SCHEDULE 5: Completion statements

SCHEDULE 6: Reorganisation